

February 13, 2024

William Lim
Chief Executive Officer
Trident Digital Tech Holdings Ltd.
Suntec Tower 3
8 Temasek Boulevard Road, #24-03
Singapore, 038988

> **Re: Trident Digital Tech Holdings Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed February 7, 2024**
> **File No. 333-274857**

Dear William Lim:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1

Cover Page

1. We note your addition of the selling security holder transaction to the registration statement. Please tell us why this transaction is not an indirect primary offering that is part of the distribution constituting your initial public offering. In this regard, we note the selling security holder does not appear to be subject to any of the lock-up provisions described in the prospectus and can sell at the same time as the underwriter for the firm commitment offering, for the same price, and in an amount of securities that is nearly double the amount to be offered through the underwriter. We also note that both the firm commitment offering and the selling security holder transaction are conditioned on listing approval, and in the first paragraph on the prospectus cover page for the firm commitment offering you describe both transactions as being part of the same offering. If the selling security holder is engaged in an indirect primary offering, then the selling security holder would be a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933, as

amended, as must therefore be identified in the prospectus as an underwriter (N.B., "may" language would be insufficient). In addition, as a statutory underwriter conducting an indirect primary offering, the selling security holder would need to offer and sell its securities at a fixed price for the duration of the offering; it would not be possible for it to sell at market prices later. For guidance, please refer to Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations, which is available on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephanie Tang